Linux Gold Corp.
(An Exploration Stage Company)

Consolidated Financial Statements
(Expressed in Canadian Dollars)
(Unaudited)
31 August 2011

Reader’s Note:

The accompanying consolidated financial statements for Linux Gold Corp. (the “Company”) for the six months ended August 31, 2011 have been prepared by management in accordance with accounting principles generally accepted in the United States. These consolidated financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. Management believes the consolidated financial statements are free of material misstatement and present fairly, in all material respects, the financial position of the Company as at August 31, 2011 and the results of its operations and its cash flows for the six months ended August 31, 2011.

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	As at	As at
	31 August	28 February
	2011	2011
	$	$
	(Unaudited)
Assets
Current
Cash and cash equivalents	-	2,210
Goods and services tax receivable	4,862	5,300
Marketable securities (Note 3)	66,165	102,255
Prepaid expenses and deposits	30,468	3,738

	101,495	113,503

Property and equipment (Note 4)	4,712	5,326

	106,207	118,829

Liabilities

Current
Bank debt	833	-
Accounts payable (Note 6)	140,368	90,170
Accrued liabilities	3,000	19,500
Due to related parties (Note 7)	442,772	350,964
Current derivative liabilities (Note 12)	88,882	138,465

	675,855	599,099

Stockholders’ deficit
Capital stock (Note 9)
Authorized 200,000,000 common shares without par value
Issued and outstanding 31 August 2011 – 97,893,825 common shares 28 February 2011 – 97,893,825 common shares	13,602,850	13,573,641
Donated capital	508,397	478,566
Accumulated other comprehensive loss	(36,090)	-
Deficit, accumulated from prior operations	(7,524,145)	(7,524,145)
Deficit, accumulated during the exploration stage	(7,120,660)	(7,008,332)

	(569,648)	(480,270)

	106,207	118,829
Nature and Continuance of Operations (Note 1), Commitments (Note 10) and Subsequent Events (Note 13)

On behalf of the Board:
“John Robertson”	Director	“ Suzan El-Khatib ”	Director

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

	Inception of
	exploration stage on	Six months	Six months	Three months	Three months
	March 1, 2003 to	ended August	ended August	ended August	ended August
	August 31, 2011	31, 2011	31, 2010	31, 2011	31, 2010
	$	$	$	$	$
General and administrative expenses
Amortization of debt issue costs	205,242	-	-	-	-
Amortization of property and equipment	31,282	614	811	307	406
Bad debt expense	84,952	-	-	-	-
Consulting and subcontracts	1,753,240	60,760	63,576	28,016	29,249
Filing and regulatory fees	179,521	7,446	12,048	6,871	7,745
Foreign exchange gain	(39,270)	(800)	375	(681)	979
Imputed interest (Note 7)	302,897	29,831	24,023	15,782	11,402
Interest expense	2,302,583	-	-	-	-
Management fees (Note 8)	259,750	15,000	15,000	7,500	7,500
Mineral property exploration and development costs	1,935,087	14,749	36,349	14,749	2,288
Office, rent and telephone	753,468	17,867	16,944	7,164	8,323
Professional fees	455,883	6,940	15,906	3,740	8,094
Travel and promotion	990,600	9,504	9,502	7,874	4,855

Net loss before other items	(9,215,235)	(161,911)	(178,399)	(91,322)	(80,841)

Other items
Realized gain (loss) on sale of marketable security	56,146	-	(19,716)	-	(13,030)
Realized loss on reallocation from Accumulated	(91,303)	-	-	-	-
Impairment on available-for-sale investments	(57,837)	-	-	-	-
Fair value adjustment of derivative liabilities	1,856,693	49,583	320,819	(2,561)	61,872
Mineral property acquisition costs written off	(126,417)	-	-	-	-
Accounts payable written off	46,281	-	-	-	-
Income from discontinued operations	369,213	-	-	-	-
Interest income	41,799	-	-	-	-

Net income (loss) for the period	(7,120,660)	(112,328)	106,569	(93,883)	(31,999)

Basic and diluted net loss per share		(0.00)	0.00	(0.00)	(0.00)

Weighted average number of common shares used		97,893,825	110,875,825	97,893,825	92,650,825

Comprehensive loss
Net income (loss) for the period	(7,120,660)	(112,328)	106,569	(93,883)	(31,999)
Loss realized on investments disposal transferred to	91,303	-	-	-	-
Unrealized holding loss on available-for-sale	(127,393)	(36,090)	10,099	6,015	14,174

Comprehensive income (loss)	(7,156,750)	(148,418)	116,668	(87,868)	(17,825)

Comprehensive loss per share		(0.00)	0.00	(0.00)	(0.00)

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Cash Flow
(Expressed in Canadian Dollars)
(Unaudited)

	Cumulative from	For the	For the
	inception of	Six months	Six months
	exploration stage	ended	ended
	on 1 March 2003	31 August	31 August
	to 31 August	2011	2010
	2011
	$	$	$
Cash flows used in operating activities
Net loss for the period	(7,120,660)	(112,328)	106,569
Adjustments to reconcile loss to net cash used by operating activities
Amortization of debt issue costs	205,242	-	-
Amortization of property and equipment	31,282	614	811
Receipt of marketable securities for property	(16,000)	-	-
Accretion of discount on convertible debt	2,291,794	-	-
Bad debt expense	84,952	-	-
Imputed interest	302,897	29,831	24,023
Accounts payable written off	(46,281)	-	-
Mineral property acquisition costs written off	126,417	-	-
Stock-based compensation	274,054	4,209	505
Shares issued for services	120,000	-	-
Shares issued for settlement of rent obligation	19,200	-	-
Impairment on investments	57,837	-	-
Fair value adjustment of derivative liabilities	(1,856,693)	(49,583)	(320,819)
Net loss on sale of marketable securities	35,157	-	19,716
Income from discontinued operations	(369,213)	-	-
Changes in operating assets and liabilities
Goods and Services Tax receivable	40,043	438	(5,417)
Prepaid expenses and deposits	(29,977)	(26,730)	188
Bank indebtedness	833	833	16,144
Accounts payable and accrued liabilities	(135,511)	33,698	56,640
Due to related parties	385,192	91,808	(9,440)

	(5,599,435)	(27,210)	(111,080)

Cash flows used in investing activities
Mineral interest acquisition costs	(66,417)	-	-
Disposal (purchase) of marketable securities	(99,249)	-	63,322
Purchase of property and equipment	(35,994)	-	-

	(201,660)	-	63,322
Cash flows from financing activities
Advances from related parties	16,238	-	-
Debt issue costs	(205,242)	-	-
Proceeds from convertible debt	2,226,251	-	-
Repayment of debt	(153,400)	-	(9,444)
Proceeds from issuance of common shares	3,921,971	-	-
Share subscriptions received	77,277	25,000	57,130
Share issue costs	(93,134)	-	-

	5,789,961	25,000	47,686

Increase (decrease) in cash and cash equivalents	(11,134)	(2,210)	(72)

Cash and cash equivalents, beginning of period	11,134	2,210	182

Cash and cash equivalents, end of period	-	-	110

Supplemental Disclosures with Respect to Cash Flows (Note 11)

Linux Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders’ Equity (Deficit)
(Expressed in Canadian Dollars)
(Unaudited)

						Deficit	Accumulated
		Common			Deficit	accumulate	other	Total
	Shares of	stock and			accumulate	d during the	comprehensive	stockholders’
	common stock	paid-in	Subscriptions	Donated	d from prior	exploration	income	equity
	issued	capital	received, net	capital	operations	stage	(loss)	(deficit)
		$	$	$	$	$	$	$

Balance at 29 February 2008	83,095,825	14,372,703	40,062	357,818	(7,524,145)	(7,393,686)	(60,000)	(207,248)
Common stock issued for cash	4,555,000	507,867	(40,062)	-	-	-	-	467,805
Fair value of warrants issued with common shares	-	205,975	-	-	-	-	-	205,975
Share issue costs	-	(35,459)	-	-	-	-	-	(35,459)
Imputed interest	-	-	-	26,143	-	-	-	26,143
Unrealized holding loss on available-for-sale investment	-	-	-	-	-	-	(208,000)	(208,000)
Net loss for the year	-	-	-	-	-	(536,201)	-	(536,201)

Balance at 28 February 2009	87,650,825	15,051,086	-	383,961	(7,524,145)	(7,929,887)	(268,000)	(286,985)
Cumulative effect related to the adoption of ASC 815-40	-	(1,568,889)	-	-	-	1,024,134	-	(544,755)
Common stock issued for cash	5,000,000	85,277	-	-	-	-	-	85,277
Fair value of warrants issued with common shares	-	122,235	-	-	-	-	-	122,235
Transfer derivative liabilities for warrants issued and extended in the year	-	(283,191)	-	-	-	-	-	(283,191)
Imputed interest	-	-	-	39,069	-	-	-	39,069
Stock-based compensation	-	790	-	-	-	-	-	790
Realized loss reallocated on disposal of investments	-	-	-	-	-	-	60,403	60,403
Marketable securities adjustment	-	-	-	-	-	-	130,910	130,910
Net loss for the year (Restated – Note 14)	-	-	-	-	-	(65,985)	-	(65,985)

Balance at 28 February 2010 (Restated –
Note 14)	92,650,825	13,407,308	-	423,030	(7,524,145)	(6,971,738)	(76,687)	(742,232)
Common stock issued for cash	5,243,000	165,828	-	-	-	-	-	165,828
Fair value of warrants issued with common shares	-	93,495	-	-	-	-	-	93,495
Transfer derivative liabilities for warrants issued in the year	-	(93,495)	-	-	-	-	-	(93,495)
Imputed interest	-	-	-	55,536	-	-	-	55,536
Stock-based compensation	-	505	-	-	-	-	-	505
Realized loss reallocated on disposal of investments	-	-	-	-	-	-	30,900	30,900
Marketable securities adjustment	-	-	-	-	-	-	45,787	45,787
Net loss for the period	-	-	-	-	-	(36,594)	-	(36,594)

Balance at 28 February 2011	97,893,825	13,573,641	-	478,566	(7,524,145)	(7,008,332)	-	(480,270)
Share subscription received	-	-	25,000	-	-	-	-	25,000
Imputed interest	-	-	-	29,831	-	-	-	29,831
Stock-based compensation	-	4,209	-	-	-	-	-	4,209
Unrealized holding loss on available-for-sale investment	-	-	-	-	-	-	(36,090)	(36,090)
Net loss for the period	-	-	-	-	-	(112,328)	-	(112,328)

Balance at 31 August 2011	97,893,825	13,577,850	25,000	492,615	(7,524,145)	(7,120,660)	(36,090)	(569,648)

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended August 31, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

1.	Nature and Continuance of Operations

Linux Gold Corp. (the “Company”) was incorporated on 27 February 1979 in Canada under the British Columbia Company Act and was extra-provincially registered in the Province of Alberta on 12 October 1995.  The Company’s stock trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On 20 February 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value.  The Company had been previously pursuing various business opportunities and, effective 1 March 2003, the Company changed its principal operations to mineral exploration.  Accordingly, as of 1 March 2003, the Company is considered to be an exploration stage company.

The Company’s consolidated financial statements as at 31 August 2011 and for the six months then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $112,328 for the six months ended 31 August 2011 (2011 – net income $106,569) and has a working capital deficit of $569,648 at 31 August 2011 (28 February 2011 – $485,596).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems, management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

At 31 August 2011, the Company has suffered losses from exploration stage activities to date.  Although management is currently seeking additional sources of equity or debt financing, there is no assurance these activities will be successful.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 28 February 2011 filed on SEDAR and Form 20F with the SEC. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position and the results of operations for the interim period presented herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or for any future period. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2011 have been omitted.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended August 31, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

3.	Marketable Securities

	31 August 2011		28 February 2011
	Cost	Fair value	Cost	Fair value
	$	$	$	$

601,500 (28 February 2011 – 601,500) common shares of Teryl
Resources Corp.	160,092	66,165	160,092	102,255

During the six month ended August 31, 2011 the Company had no marketable security transactions.

During the six months ended 31 August, 2010 a total of 276,500 shares of Teryl Resources Corp. were sold at prices ranging from $0.180 to $0.235 for total proceeds of $63,322 (2010 - $nil) with average cost of $73,591.

4.	Property and Equipment
			Net book value
		Accumulated	31 August	28 February
	Cost	Amortization	2011	2011
	$	$	$	$

Office furniture	11,194	7,863	3,331	3,701
Vehicle	15,531	14,150	1,381	1,625

	26,725	22,013	4,712	4,712

During the six months ended August 31, 2011, the Company had no additions or dispositions of property, plant and equipment.

5.	Mineral Properties Alaska Mineral Properties Dime Creek Property

    The Company has a total of 12 mining claims in Dime Creek, which are located near Nome in the State of Alaska.

    Livengood Property

    The Company has a total of 13 mining claims located in the Livengood-Tolovana Mining District, Alaska, USA, known as the Livengood Claims.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended August 31, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

5.	Mineral Properties (continued) Fish Creek Property

The Company has a 50% joint lease interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims.  During fiscal 2003, the Company optioned its 50% interest in the lease to Teryl Resources Corp. (“Teryl”), a related company (Note 8).  Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years.

The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest.  The Company entered into an amending agreement with Teryl to extend the term of the original agreement until 7 March 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement.  All other terms of the original agreement remain the same.  During March, 2011, the Company entered into a further agreement with Teryl to extend the term of the original agreement until 5 March 2012.

Trout Claims

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of eleven mining claims named Trout Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) to the Owner the Company obtained the option to execute the five year lease. The terms of the lease option are as follows:

–	Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);
–	Annual work commitment of US$10,000 (paid for 2011);
–	Consideration to the Owner on August 1 of each of the five years:
	■	2011: Cash payment of US$5,000 (paid)
	■	2012: Cash payment of US$10,000
	■	2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company
	■	2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company
	■	2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued
	■	at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return
	■	to the Owner in exchange for 100% ownership in Trout Claims

Coho Claims

On January 27, 2010 the Company entered into a mining agreement with the 100% owner (the “Owner”) of ten mining claims named Coho Claims located in the Fairbanks Recording District, Alaska, for an option to execute a five year lease. In accordance with the mining agreement, upon payment of US$7,500 (paid) to the Owner the Company obtained the option to execute the five year lease. The terms of the lease option are as follows:

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended August 31, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

5.	Mineral Properties (continued) Coho Claims (continued)
–	Initial non-refundable payment of US$1,500 at signing of the lease agreement (paid);
–	Annual work commitment of US$10,000 (paid for 2011);
–	Consideration to the Owner on August 1 of each of the five years:
	■	2011: Cash payment of US$5,000
	■	2012: Cash payment of US$10,000
	■	2013: Cash payment of US$15,000 and issuance of 10,000 common shares of the Company
	■	2014: Cash payment of US$15,000 and issuance of 50,000 common shares of the Company
	■	2015: Cash payment of US$500,000 and issuance of the Company’s common shares valued
	■	at US$500,000 to a maximum of one million shares and granting of 4% Net Smelter Return
	■	to the Owner in exchange for 100% ownership in Coho Claims

The following is a summary of mineral property expenditures related to the Alaska Mineral Properties for the six months ended August 31, 2011 and years ended February 28, 2011, 2010:

	For the Six Months
	Ended	For the Year Ended	For the Year Ended
	August 31, 2011	February 28, 2011	February 28, 2010
	$	$	$
Exploration and development costs
Assaying	-	16,046	1,910
Field supplies and other	-	-	212
Geological consulting	-	3,041	7,837
Staking and recording fees	14,749	35,189	41,016
Transportation	-	-	-

	14,749	54,276	50,975
6.	Accounts Payable

Accounts payable are non-interest bearing, unsecured and have settlement dates within one year.

7.	Due to Related Parties

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  During the six months ended August 31, 2011, imputed interest at 15%, totalling $29,831 (2011 - $24,023) was charged to operations and treated as donated capital (Note 11).  As at August 31, 2011, amounts due to related parties consist of advances or repayments to the President, Chief Executive Officer (“CEO”) and shareholder of the Company and/or companies controlled by the President, CEO and shareholder of the Company.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended August 31, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

7.	Due to Related Parties (continued)

	February 28,		August 31,
	2011	Advances	2011
	$	$	$

JGR Petroleum, Inc.	116,977	-	116,977
John Robertson	10,290	-	10,290
KLR Petroleum Ltd.	22,713	76,189	98,902
SMR Investments Ltd.	81,450	15,000	96,450
Teryl Resources Corp.	119,534	619	120,153

	350,964	91,808	442,772

8.	Related Party Transactions

Pursuant to a management services agreement, during the six months ended August 31 2011 the Company accrued management fees of $15,000 (2011 - $15,000) to a company of which the President of the Company is a director.  At August 31, 2011, the Company had an outstanding balance of $96,450 (February 28, 2011 - $81,450) owed to this related party.

During the six months ended August 31, 2011, the Company paid or accrued investor relations fees of $nil (2011 - $3,000) to a company related to the Company by way of a common director.

During the six months ended August 31, 2011, the Company incurred consulting fees of $6,780 (2011 - $7,782) to a company where the President of the Company is a director.

The Company had certain mineral property transactions and a joint venture agreement with related parties (Note 5).

Related party transactions incurred during the normal course of the Company’s operations and are measured at the exchange amount, which is the amount agreed between the related parties.

9.	Capital Stock Authorized

The Company’s authorized capital is 200,000,000 common shares without par value.

Issued and outstanding

The total issued and outstanding capital stock is 97,893,825 common shares without par value.

On November 9, 2010 the Company issued 2,473,000 units pursuant to a private placement at a price of US$0.05 per unit for gross proceeds of $126,377 (US$123,650).  Each unit consists of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from date of closing. The Company allocated $84,480 to the common shares and $41,897 to the share purchase warrants based on the relative fair values.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended August 31, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

9.	Capital Stock (continued)

Issued and outstanding (continued)

On December 6, 2010 the Company issued 2,770,000 units pursuant to a private placement at a price of US$0.05 per unit for gross proceeds of $141,433 (US$138,500).  Each unit consists of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from the date of closing. The Company allocated $89,835 to the common shares and $51,598 to the share purchase warrants based on the relative fair values.

During the six months ended August 31, 2011 the Company received $25,000 as subscription for 500,000 units of private placement at a price of US$0.05 per unit. Each unit consists of one common share and one share purchase warrant with each warrant entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from the date of closing. As of the date of this report the related shares were not issued.

Warrants

The following share purchase warrants were outstanding at 31 August 2011:

		Number	Remaining
Expiry date	Exercise price	of warrants	contractual life
	US$		(years)

October 19, 2011	0.075/0.10	5,000,000	0.13
November 9, 2011	0.075	2,473,000	0.20
December 6, 2011	0.075	2,770,000	0.27
		10,243,000	0.18

The following is a summary of the Company’s warrant activities during the six months ended August 31, 2011:

		Weighted
	Number of	average
	warrants	exercise price
		US$

Outstanding and exercisable at February 28, 2011	22,643,000	0.16
Expired	(12,400,000)	0.20

Outstanding and exercisable at August 31, 2011	10,243,000	0.11

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended August 31, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

9.	Capital Stock (continued) Stock Options

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees.  All options granted under the plan vest upon date of grant and are subject to the following exercise schedule:

i)	Up to 25% of the options may be exercised at any time during the term of the option (the “First Exercise”);
ii)	The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise (the “Second Exercise”);
iii)	The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise (the “Third Exercise”); and
iv)	The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

On April 19, 2010 the Company granted to a consultant of the Company 50,000 stock options exercisable into the Company’s common shares at a price of $0.10 per share for five years expiring April 19, 2015.

On April 14, 2011 the Company granted to two directors and an officer of the Company a total of 400,000 stock options exercisable into the Company’s common shares at a price of $0.10 per share for five years expiring April 14, 2016.

During the six months ended August 31, 2011, the Company recorded stock-based compensation of $4,209 (2011 - $505) for options vested.

The following stock options were outstanding and exercisable at August 31, 2011:

		Number	Number of	Remaining
	Exercise	of options	options	contractual
Expiry date	price	outstanding	exercisable	life
	US$			(years)

November 2, 2011	0.25	25,000	6,250	0.17
December 8, 2011	0.25	50,000	12,500	0.27
November 7, 2012	0.31	50,000	12,500	1.19
February 21, 2013	0.10	1,525,000	381,250	1.48
April 22, 2014	0.10	75,000	18,750	2.64
December 18, 2014	0.10	25,000	6,250	3.31
April 19, 2015	0.10	50,000	12,500	3.64
April 14, 2016	0.10	400,000	100,000	4.63

		2,200,000	550,000	2.11

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended August 31, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

9.	Capital Stock (continued) Stock Options (continued)

The following is a summary of the Company’s stock option activities during the six months ended August 31, 2011:

		Weighted
	Number of	average
	options	exercise price
		US$

Outstanding at February 28, 2011	3,300,000	0.22
Granted	400,000	0.10
Expired	(1,500,000)	0.35

Outstanding at August 31, 2011	2,200,000	0.11

Exercisable at August 31, 2011	550,000	0.11

Weighted average fair value of stock options granted during the
period		0.04

The fair value of each option granted was estimated on the date of the grant or modification using the Black-Scholes pricing model with the following assumptions:

	Six months	Six months
	ended	ended
	August 31,	August 31,
	2011	2010

Risk free interest rate	2.43%	2.22%
Expected life	5 years	5 years
Annualized volatility	138.96%	98.81%
Expected dividends	-	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

10.	Commitments

On September 17, 2009 the Company entered into an office rent agreement for the duration of November 1, 2009 to October 31, 2010 at monthly rate of $3,355. The Company shares the office space and rent fees equally with two related parties. The agreement is renewed for one year at $3,690 per month for the duration of November 1, 2010 to October 31, 2011.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended August 31, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

11.	Supplemental Disclosures With Respect to Cash Flows

Cumulative from
	inception of exploration	For the	For the
	stage on March 1, 2003	six months ended	six months ended
	to August 31, 2011	August 31, 2011	August 31, 2010
	$	$	$

Cash paid during the period for interest	-	-	-
Cash paid during the period for income taxes	-	-	-

During the six months ended August 31, 2011, imputed interest at 15% per annum totalling $29,831 (2011 - $24,023) on amounts due to related parties was charged to operations and treated as donated capital.

12.	Derivative Liabilities

Derivate liabilities consist of warrants that were originally issued in private placements that have exercise prices denominated in United States dollars, which differs from the Company’s functional currency (Canadian dollars) (Note 14). The fair value of these warrants as at August 31, 2011 is $88,882 (February 28, 2011 - $138,465). The fair value of warrants as at August 31, 2011 was determined using the Black-Scholes warrant pricing model using the following weighted average assumptions: risk free interest rate of 0.94% (28 February 2011: 1.00%-1.27%), expected life of 0.13 year - 0.27 year (28 February 2011: 0.19 year - 0.77 year), volatility of 262.99% (28 February 2011: 167.66%) and expected dividend of 0% (28 February 2011: 0%).

13.	Subsequent Events

As of the issuance date of these consolidated financial statements, 5,000,000 warrants with exercise prices of $0.075 expired, unexercised.

During September, 2011 the Company received $50,000 as subscription for 1,000,000 units of private placement at a price of US$0.05 per unit. Each unit consists of one common share and one share purchase warrant with each warrant entitling the holder to purchase one share at an exercise price of US$0.075 per share for a one year term expiring from the date of closing. As of the date of this report the related shares were not issued.

Effective September 1, 2011 the Company signed a consulting agreement for a term of 2.5 years at the consideration of 5 million options exercisable into the Company’s common shares at US$0.05 per share subject to the consultant exercising a minimum of one million shares of the Company at US$0.05 every 180 days.

The Company has evaluated subsequent events through the date of these consolidated financial statements were issued in accordance with FASB ASC 855 and all material subsequent events have been disclosed as stated above.

Linux Gold Corp.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the Six Months Ended August 31, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

14. Restatement

The consolidated financial statements for the six months ended August 31, 2011 have been restated to account for the accounting for warrants that were issued in connection with a previous private placement. The exercise price of these warrants is denominated in United States dollars, which differs from the Company’s functional currency (Canadian dollars) and therefore these warrants cannot be considered to be indexed to the Company’s own stock. Accordingly the fair value of the warrants must be accounted for as a derivative liability with changes in fair value recorded in the consolidated statement of operations.

The effect of the resulting adjustments on the company’s consolidated financial statements for the six months ended August 31, 2010 is as follows:
			Prior to
			Warrant
			Adjustment	Adjustment	Restated
			$	$	$
Consolidated Balance Sheet as at August 31,
2010
Current derivative liabilities			-	163,539	163,539
Capital stock			15,259,893	(1,852,080)	13,407,813
Deficit, accumulated	during the	exploration	(8,553,710)	1,688,541	(6,865,169)
stage

Consolidated Statement of Operations and
Comprehensive Loss for the six months
ended August 31, 2010
Fair value adjustment of derivative liabilities			-	(320,819)	(320,819)
Net income (loss)			(214,250)	320,819	106,569
Income (loss) per share			(0.00)	0.00	0.00

The fair value adjustment on derivative liabilities has no effect on the Company’s consolidated statement of cash flows for the six months end August 31, 2010.